February 1, 2013

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 5 to Registration Statement on Form 20-F

Filed December 13, 2012

File No. 001-35505

Dear Ms. Gowetski:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to comments numbered 4 through 13 set forth in the comment letter dated January 10, 2013 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Steven Douglas with respect to the Company’s Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form 20-F (the “Registration Statement”). Responses to comments numbered 1 through 3 set forth in the Comment Letter have been provided to the Staff by K&L Gates LLP under separate cover.

On the date hereof, the Company is filing Amendment No. 6 to the Registration Statement (“Amendment No. 6”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 6 showing changes against Amendment No. 5. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 6. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 6.

The following are the Company’s responses to the Comment Letter:

Form 20-F

General

4.	“We note Brookfield Asset Management’s earnings call on November 9, 2012. In particular, we note the statement by Brian Lawson, CFO of Brookfield Asset Management, in reference to Brookfield Property Partners that: “Until investors have time to share our vision of where we are going to take this business, we have decided to pay out a larger amount of initial cash flow that we might normally distribute to shareholders. This should ensure that even in the early stages of the launch of the company, we will find an attractive shareholder base.” We further note the disclosure on page 45 that you have established the initial distribution level and targeted distributions growth based on your projections for the amount of FFO that will be generated by you in the short to medium term. Finally, we note the disclosure toward the bottom of page 45 that your proposed distribution amounts are significantly greater than your projected cash flow from operations. Please revise this section and the risk factor section to reconcile these statements.

Response.

While the Company believes Mr. Lawson’s statements were harmonious with the disclosure in the Registration Statement, the Company understands the Staff’s concerns and has clarified its disclosure on pages 45 and 46.

5.	We note that you no longer use the title “IFRS Value” to refer to your equity in net assets attributable to parent company; however, it does not appear that you applied this change consistently throughout your document (e.g., on page 9 and 43). Please further revise or advise.

Response.

The Company has revised its disclosure in the Registration Statement to remove all references to “IFRS Value”.

Risk Factors, page 8

6.	We note your risk factor on page 8 that you rely on the property partnership and, indirectly, the holdings entities and your operating entities to provide you with the funds necessary to pay distributions and meet your financial obligations. We further note your risk factor on page 21 that Brookfield will exercise substantial influence over you.

•	This structure appears to be similar to pyramid control companies. Please revise your risk factor disclosure to specifically describe the risks relating to pyramid control companies, including but not limited to (i) separation of economic interests from control, (ii) the ability to incur debt at multiple levels, and (iii) the ability to transfer assets at non-arms-length values.

•	We note your disclosure on page 191 that the BPY General Partner has sole authority to determine whether you will make distributions and the amount of timing of these distributions. Please revise your risk factor disclosure to describe the risks associated with the incentive to increase the dividend payout in light of the fee structure, including the equity enhancement and incentive distributions.

Response.

In response to the first bullet point above, the Company has added a new risk factor on page 10 to describe the risks commonly associated with pyramid control companies.

In response to the second bullet point above, the Company has revised its risk factor disclosure on page 24 to describe the risks associated with the incentive to increase the dividend payout in light of the fee structure, including the equity enhancement and incentive distributions.

Operating Platforms, page 48

7.	We note the tables presented on pages 50 and 54 and your response to our prior comment 4 in your letter to us dated August 6, 2012. We also note that you now present the Redemption-Exchange Units as non-controlling interest in the pro forma financial statements. Since this table is intended to reflect your economic interests in the underlying properties, please revise to include a pro forma column net of non-controlling interests that properly reflects the assets that will be directly attributable to your company.

Response.

The Company has revised these tables on pages 51 and 56 to include a pro forma column net of non-controlling interests.

8.	We note your disclosure regarding the properties in your operating platforms. To the extent that such properties are not consolidated in your financial statements, please revise to disclose these properties separately and highlight the differences in your control over these properties. For example only, we note the disclosure on page 53 and the table on page 54 regarding the retail properties, which appear to include all of retail assets of GGP inside the United States.

Response.

The Company has revised its disclosure to highlight the differences between the properties that are consolidated in its financial statements and those that are equity accounted.

Item 5. Operating and Financial Review and Prospects, page 67

9.	We note your description of your performance measures at the beginning of your discussion of operating results and your presentation of these measures for the company as a whole as well as on a segment basis in the tables on pages 73, 74, and 89. We also note that the measures presented for the company as a whole are non-IFRS measures since they are not required to be disclosed by IFRS. In this regard, please clearly identify the measures as non-IFRS.

Response.

The Company has revised its disclosure in the Registration Statement to clearly identify all non-IFRS measures.

10.	Please move the tables that include the non-IFRS measures for the company as a whole after the discussion and analysis of segments.

Response.

The Company has moved the tables that include the non-IFRS measures for the Company after the discussion and analysis of segments.

11.	We note that your current MD&A analysis focuses on your segment performance measures and provides in depth analysis of these measures. We also note that you have only provided a high level overview of the highlights of your consolidated operating results. In this regard, please note that segment analysis should be used to supplement your discussion and analysis of the line items presented within your audited financial statements and to assist a reader to understand the consolidated amounts, but it should not replace or obscure a discussion and analysis of the specific financial statement line items utilized within your consolidated statement of operations. The underlying reasons for the change in each line time of the statements of operations should be clearly and thoroughly discussed. For example, we note that your NOI segment performance measures encompass the financial line items commercial property revenue, hospitality revenue, direct commercial property expense, and direct hospitality expense. The in-depth analysis you provide of the factors that caused fluctuations in your NOI should address separately each of the financial line items that make up NOI. Furthermore, the discussion of these factors and line items should be included within your discussion of your consolidated results of operations with additional supplemental non-duplicative segment analysis, as necessary. Please revise accordingly.

Response.

That Company has revised the Registration Statement to expand its MD&A analysis with respect to its consolidated operating results.

12.	Further to our above comment, since you include a discussion and analysis of your segment performance measures, you should also include a complete discussion of the reconciling items that are not allocated to each of the segment performance measures. For example, we note that depreciation and amortization of real estate assets is excluded from NOI, but included in your calculation of Total Return, fair value gains on your share of equity accounted income is excluded from your calculation of FFO, but included in your calculation of Total Return, and income tax expense is excluded from any of your segment performance measures. Please revise as necessary and refer to Question 104.02 of our Non-GAAP Interpretations.

Response.

The Company has revised its MD&A analysis on a consolidated basis to address the items included in the consolidated IFRS measures. Accordingly, the Company has revised its segment performance and analysis to discuss each segment’s performance measures.

Commercial Property Operations of Brookfield Asset Management, Inc.

Note 7 – Equity Accounted Investments, Page F-22

13.	We have considered your response to comment seven and note that the carrying value of the investment in GGP at December 31, 2011 was 40% above the fair value of the common stock of GGP owned, based on the publicly traded price of GGP’s common stock as of December 31, 2011. Please tell us how you assessed this difference when determining whether there was any objective evidence that your investment may be impaired, since this appears to be a potential impairment indicator. If an impairment test was performed, please tell us in sufficient detail how you determined that no impairment existed. Your response should also discuss and highlight the various factors that would contribute to such a significant difference between the IFRS fair value of your interest in GGP’s investment property and the fair value of your common stock in GGP. Please expand your disclosure to discuss your consideration of impairment; if an impairment test was performed, disclose the significant assumptions relied upon to determine that no impairment existed.

Response.

The Company advises the Staff that its investment in General Growth Properties Inc. (“GGP”) is accounted for in accordance with the equity method under International Accounting Standard (“IAS”) 28, Investments in associates (“IAS 28”). At each period end, the Company reconciles GGP’s statutory results prepared in accordance with generally accepted accounting standards in the United States of America (“US GAAP”) to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and records its share of GGP’s comprehensive income, as determined in accordance with IFRS, within its financial statements. This includes the Company’s share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with the Company’s accounting policy for valuation of investment properties. For greater clarity the Company notes that the carrying value of its equity method investment in GGP consists of the original cost of the investment plus the Company’s share of the earnings of GGP, determined in accordance with the Company’s accounting policies under IFRS, less distributions received from GGP. Accordingly, the net increase in the carrying value of the Company’s investment in GGP since its original acquisition is due to our share of GGP’s IFRS net earnings, including the cumulative unrealized fair value gains arising from the fair value increases in the underlying investment properties.

The Company considered the guidance in IAS 28 which prescribes the requirements relating to the assessment of impairment. Paragraph 31 of IAS 28 requires the Company to consider the guidance in IAS 39 to determine if there are indicators of impairment. If such indicators are identified, IAS 28 requires the Company to perform an impairment analysis in accordance with IAS 36, Impairment of Assets (“IAS 36”). IAS 28.33 states:

Because goodwill that forms part of the carrying amount of an investment in an associate is not separately recognised, it is not tested for impairment separately by applying the requirements for impairment testing goodwill in IAS 36 Impairment of Assets. Instead, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, whenever application of the requirements in IAS 39 indicates that the investment may be impaired. An impairment loss recognised in those circumstances is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate. Accordingly, any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. In determining the value in use of the investment, an entity estimates:

a.     its share of the present value of the estimated future cash flows expected to be generated by the associate, including the cash flows from the operations of the associate and the proceeds on the ultimate disposal of the investment; or

b.     the present value of the estimated future cash flows expected to arise from dividends to be received from the investment and from its ultimate disposal.

Under appropriate assumptions, both methods give the same result. [emphasis in bold added]

Therefore, the Company advises the Staff that as the first step, it applied IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) paragraph 59 to assess whether there was any objective evidence of impairment through evaluation of the various impairment indicators as of December 31, 2011.

Specifically the Company evaluated the following indicators under paragraph 59 of IAS 39 (indicators in italics font for ease of reference) to determine whether objective evidence of an impairment existed:

a.	significant financial difficulty of the issuer or obligor:

•	Conclusion: Not an indicator

•

GGP has recently emerged from bankruptcy proceedings in November 2010 resulting from a plan of reorganization and recapitalization including implementing new management and governance structure; also of positive impact is the fact that through the bankruptcy proceedings GGP refinanced its debt at significantly lower levels of interest rates approximating 75 basis points on $4.2 billion of debt as of December 31, 2011;

b.	a breach of contract, such as a default or delinquency in interest or principal payments:

•	Conclusion: Not an indicator

•

GGP, through its bankruptcy and reorganization proceedings, refinanced its debt levels which resulted in a leverage ratio at a sustainable levels appropriate for the reorganized company and its size and scope of operations;

c.	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider:

•	Conclusion: Not an indicator

•

As noted in item b above, GGP successfully exited bankruptcy proceedings in November 2010 including reorganization of its debt with its lenders resulting in a sustainable leverage ratio for the company given its operations and capital structure;

d.	it becoming probable that the borrower will enter bankruptcy or other financial reorganization:

•	Conclusion: Not an indicator

•

GGP recently emerged from bankruptcy and reorganization proceedings in late 2010 resulting in the current status of the company with a refinanced portfolio of debt and a sustainable leverage ratio and capital structure and demonstrating that it can operate successfully within this new capital structure;

e.	the disappearance of an active market for that financial asset because of financial difficulties:

•	Conclusion: Not an indicator

•

The market appetite for investment in GGP continues to increase since emergence from bankruptcy proceedings including the take-up thereon on initial recapitalization and the subsequent trading activity and continued improvement in the publicly traded stock price from late 2010 through to current date, including as of December 31, 2011 (see details below regarding stock prices); and

f.	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including (i) adverse changes in the payment status of borrowers in the group (for example, an increased number of delayed payments or an increased number of credit card borrowers who have reached their credit limit and are paying the minimum monthly amount); or (ii) national or local economic conditions that correlate with defaults on the assets in the group (for example, an increase in the unemployment rate in the geographical area of the borrowers, a decrease in property prices for mortgages in the relevant area, a decrease in oil prices for loan assets to oil producers, or adverse changes in industry conditions that affect the borrowers in the group):

•	Conclusion: Not an indicator

•

The financial condition and near-term prospects for GGP continue to improve. GGP’s funds from operations, as prescribed by NAREIT, for the year end 2011 amounted to approximately $908 million compared to approximately $613 million in 2010. Results in 2012 continued to improve through to the nine month period ended September 30, 2012 and management of GGP continues to execute on its plan and demonstrate its ability to improve occupancy levels, rental rates, and capitalize on strategic redevelopment opportunities to position itself as a Class A mall REIT. Sales per square foot at the company’s mall also continued to improve from 2010, 2011 and into 2012. We also note that as the US economy has shown improvement the US real estate market has stabilized since the financial crisis in 2008/2009 and has shown continual improvement in 2011 and into 2012 including improvement in overall rental rates and occupancy levels.

In addition to the types of events discussed above, paragraph 61 of IAS 39 further outlines that objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. We concluded there are no indicators of impairment relating to this factor.

Additionally, IAS 39.61 indicates that a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. In order to fully analyze this factor, we provide additional details about our investment in GGP in the following paragraphs.

The cost of the Company’s original investment in the shares of GGP and the publicly traded share price, respectively, are summarized as follows:

Original cost of investment in GGP as at November 10, 2010	91.3 million shares @~$10.00/share
Incremental cost of investment in GGP as at purchase date January 25, 2011	113.3 million shares @~$15.10/share
Various purchases in 2011 via DRIP program	3.6 million shares @~$15.89/share
Common stock dividends received in 2011	2.4 million shares
Blended average original cost per share of investment in GGP as at December 31, 2011	$12.73/share
Publicly traded share price of GGP as at December 31, 2010	$15.05/share
Publicly traded share price of GGP as at December 30, 2011 (final traded price in fiscal 2011) and high and low in 2011	$14.60/share High in 2011 – $17.38 Low in 2011 – $11.33
Publicly traded share price of GGP as at December 31, 2012 and high and low in 2012	$19.85/share High in 2012 – $20.99 Low in 2012 – $14.75

As noted in the preceding table, the publicly traded share price of GGP has, for the most part, steadily increased since the Company’s initial acquisition in November 2010 through to the current date. As at December 31, 2011 and December 31, 2012, the publicly traded share price of GGP exceeded the blended cost of the Company’s investment by $1.87 or 14.7% and $7.12 or 55.9%, respectively. Accordingly, in comparing the original cost of the Company’s investment in GGP to the publicly traded share price the Company assessed and concluded that there is no decline (significant or otherwise) in the market value below the original cost of the Company’s investment in GGP. The Company views these factors as positive indicators that no impairment exists in the investment of GGP.

The substantial variance between the value of our investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties. The Company views the increase in the fair value of investment properties as another positive indicator that no impairment exists in the investment in GGP as the fair value of the investment properties is a reflection of the future cash flows expected to be generated by this investment. The following table summarizes the components of the investment in GGP at December 31, 2011.

Carrying value of investment in GGP as of December 31, 2010 (all amounts in table in millions)	$1,014
Add: Cost of incremental investment acquired in 2011	$1,711
Add: Share of earnings of associate (includes approximately $1,161 arising from share of earnings attributable to the unrealized increase in fair value of the GGP investment properties carried on a fair value basis in accordance with IAS 40, Investment Properties)	$1,391
Deduct: Other comprehensive income and other	$(11)
Deduct: Distributions/dividends	$(6)
Carrying value of investment in GGP as of December 31, 2011	$4,099

The preceding table illustrates that a significant portion of the earnings pick-up recorded is the result of fair value gains recorded in respect of GGP’s investment properties due to the recovery of the underlying operating fundamentals and valuation parameters. To provide more context, the Company notes that the carrying value of the investment as of December 31, 2011 on a per share basis (using 210.6 million shares as the denominator) is $19.46. Included in this balance is approximately $5.51/share which is attributable to the equity pick up of the Company’s share of the unrealized gains on the investment properties and the balance of approximately $13.95/share is the per share carrying amount excluding the unrealized fair value gains. The Company notes that this $13.95/share measure is lower than the traded price of GGP as at December 31, 2011. The Company believes that the fair values of GGP’s investment properties are relevant in considering whether there is an impairment in the carrying amount of the equity accounted investment in light of the market uncertainty impacting the trading price of the shares after GGP emerged from bankruptcy in late 2010 and the potential impact on the quoted share prices due to the significant amount of closely held share blocks of GGP (principally held between the Company and Pershing Square Capital Management). The increase in the fair values of the investment properties under the IAS 40 fair value model does increase the carrying amount of the equity method investment but it also provides evidence of the expected future cash flows to be earned from the investment through operations and also potential gains which could be realized upon strategic sale or disposition of certain properties which could fund future potential cash inflows from this investment through distributions. As a result, the Company did not consider that there was an impairment indicator for its investment in GGP as at December 31, 2011.

However, the Company does monitor its investment in GGP carefully and would note that under the IAS 36 standard, the determination of recoverable amount is the relevant test for determining the quantum of any impairment charge that may be required if an impairment indicator had been identified. Recoverable amount is the higher of (i) fair value less costs to sell and (ii) value in use. Value in use is defined in IAS 36 as “the present value of the future cash flows expected to be derived from an asset or cash generating unit” and may often result in a measure which is different from fair value less costs to sell. Although the Company does not believe that an impairment analysis is required for this investment, we do respectfully note that there are currently no plans to sell the investment in GGP and we believe that the market price is currently lagging the value in use at this time for many of the reasons noted in our response. In support of the concept that value in use could differ from fair value less costs to sell, we note that in a September 2012 IFRS Interpretations Committee Staff Paper titled IAS 28, Investments in Associates—Impairment of investments in associates in separate financial statements the IASB staff made the following observation in footnote 5 to the paper:

We note that the value in use can be different from the fair value of an asset, because the market participants’ assumptions used in determining the fair value of an asset can be different from the entity-specific assumptions used in determining the value in use of an asset. Indeed:

•

according to IFRS 13.22: An entity shall measure the fair value of an asset or a liability using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

•

On the contrary, according to IAS 36.30: The following elements shall be reflected in the calculation of an asset’s value in use: an estimate of the future cash flows the entity expects to derive from the asset.

In summary, the Company has considered: (i) the original blended cost of the Company’s investment in GGP compared to the publicly traded share price over the period from acquisition dates through to December 31, 2011, (ii) the continuously improving share price of GGP as at each reporting date up to and including December 31, 2011, and (iii) the continuously improving underlying cash flows that are expected to be derived from the properties and the significant recovery in property values contributing to the fair value gains recorded by GGP. As a result, we believe the combined weight of the aforementioned factors support that there were no impairment triggers relating to the value of our investment in GGP and therefore there was no requirement to perform a comprehensive impairment test to determine recoverable amount in accordance with IAS 36, Impairment of Assets.

The Company will continue to monitor and evaluate the impairment triggers in accordance with IAS 28 and IAS 39 at each period end to assess impairment indicators and will make appropriate disclosures in accordance with IAS 28 paragraph 37 and IFRS 12, Disclosure of Interests in Other Entities (effective January 1, 2013 for the Company), as relevant, in future filings.

*  *  *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Jessica Barberich

Kevin Woody

Folake Ayoola

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)

Brian J. Lane

(Gibson, Dunn & Crutcher LLP)

Tony Ciciretto

(Deloitte LLP)